34688



VRB Power Systems

RECEIVED

2005 MAR 18 P 12:

OFFICE OF INTERNATIONAL CORPORATE FINANCE



05006563

March 8, 2005

Securities & Exchange Commission
Office of International Finance
Mail Stop 3-2
455th Street, N.W.
Washington, DC
20549

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

SUPPL

Dear Sirs:

Re: VRB Power Systems Inc.("VRB") - 12g3-2(b) Exemption – File No. 34688

Please find attached for submission, VRB's most recent filings pursuant to TSX Venture Exchange and Canada Business Corporations Act rules.

Please do not hesitate to contact the writer should you wish further information.

Yours truly,

VRB POWER SYSTEMS INC.

Tracy Hansen

3/21

SUITE 1645 – 701 WEST GEORGIA STREET, VANCOUVER, B.C., V7Y 1C6
Ph: (604) 697-8820 Fax: (604) 681-4923 e-mail: info@vrbpower.com


Industry Canada — Industrie Canada
Corporations Canada — Corporations Canada

Form 22

Annual Return

(Section 263 of the CBCA)

Corporations must file with Corporations Canada an Annual Return (Form 22) along with the prescribed fee within six months following the end of the corporation's taxation year (section 263 of the *Canada Business Corporations Act* (CBCA)).

INSTRUCTIONS

[3] Indicate for which taxation year you are filing as well as the taxation year-end as defined in the *Income Tax Act*. For more information, visit the Canada Revenue Agency (CRA) Web site at www.cra-arc.gc.ca. Note that a change to the taxation year-end needs the approval of the CRA.

[4] Indicate the date of the last annual meeting or the date of the written resolution in lieu of a meeting, signed by all the shareholders entitled to vote. The resolution must deal with at least the following:

- consideration of the financial statements;
- consideration of the auditor's report (if any);
- appointment of the auditor (shareholders of a non-distributing corporation may resolve not to appoint an auditor); and
- election of directors (if applicable).

[5] *A non-distributing corporation* is a **private** corporation that is not a reporting issuer under any provincial securities legislation.
A distributing corporation is a **public** corporation that is a reporting issuer under provincial securities legislation.

[6] **Declaration**

This form may be signed by any individual who has the relevant knowledge of the corporation and who is authorized by the directors (subsection 262.1(2) of the CBCA).
For example:

- a **director** of the corporation;
- an **authorized officer** of the corporation; or
- an **authorized agent**.

Fees: Online filing, $20; filing by mail or by fax, $40.
Fees are payable to the Receiver General for Canada.

1 Corporation name

VRB POWER SYSTEMS INC.

2 Corporation number (as it appears on the certificate)

211800-9

3 Year of filing

Year: 2004 — Taxation year-end: 06 30

4 Date of last annual meeting of shareholders or date of written resolution in lieu of meeting

2004 11 19

5 Which of the following boxes meets your situation (check only one item)? Please refer to the instructions for definitions

- [ ] Non-distributing corporation with 50 or fewer shareholders
- [ ] Non-distributing corporation with more than 50 shareholders
- [X] Distributing corporation

IMPORTANT REMINDER

Change of registered office address?
Complete and file a Change of Registered Office Address (Form 3).

Change of directors or change of address of a current director?
Complete and file a Changes Regarding Directors (Form 6).

These changes can be done electronically, free of charge, via Corporations Canada Online Filing Centre at: http://corporationscanada.ic.gc.ca

General
If you require more information, please visit the Forms, Policies, Fees and Legislation section of our Web site at http://corporationscanada.ic.gc.ca or contact us at (613) 941-9042 or toll-free at 1 866 333-5556.

File documents online:
Corporations Canada Online Filing Centre: http://corporationscanada.ic.gc.ca

Or send documents by mail:
**Director, Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8**

By Facsimile:
(613) 941-0999

6 Declaration

I hereby certify that I have the relevant knowledge of the corporation, and that I am authorized to sign and submit this form.



Signature

GAVIN COOPER — (604) 6978820
Print name — Telephone number

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

IC 2580 (2004/11)

Canada

FORM 4G


TSX venture
EXCHANGE
TSX

SUMMARY FORM - INCENTIVE STOCK OPTIONS

Re: VRB POWER SYSTEMS INC. (the "Issuer").

Month in which stock options have been granted or amended: February, 2005.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
William Becker	N/A	Consultant	Feb 18/05	50,000	$0.89	Feb 17/07

Total number of optioned shares proposed for acceptance: 50,000.

- Date shareholder approval was obtained for the Stock Option Plan: November 19, 2004.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 3,851,811.

Amended Options: N/A

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______.

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated February 24, 2005.

Vince Sorace
Name of Director or Senior Officer



Signature

President and Director
Official Capacity

54000


TSX

FORM 4G

TSX venture
EXCHANGE

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: VRB POWER SYSTEMS INC. (the "Issuer").

Month in which stock options have been granted or amended: January, 2005.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Brian Mayberry	January 12, 2005	Director	Jan 12/05	250,000	$0.95	Jan 11, 2010

Total number of optioned shares proposed for acceptance: 250,000.

- Date shareholder approval was obtained for the Stock Option Plan: November 19, 2004.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 3,293,911.

Amended Options: N/A

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______.

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated January 26, 2005.

Vince Sorace
Name of Director or Senior Officer



Signature

President and Director
Official Capacity